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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                                 June 12, 2002


                                Centerpulse Ltd.
                                ----------------
                (Translation of Registrant's Name Into English)

                               Andreasstrasse 15
                                  8050 Zurich
                                  Switzerland
                                  -----------
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F    X   Form 40-F
                                  -------          ------

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                          Yes               No    X
                              ------           -------

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-                  )
                                      ------------------



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Centerpulse Ltd. is filing this Report on Form 6-K regarding the plan to sell its cardiac and vascular divisions and to furnish the press release which was made public on June 12, 2002, and is attached as Exhibit 99.1 to this Report on Form 6-K.

Exhibit 99.1   News Release - Centerpulse to concentrate on core business aspects and plans to sell Cardiac and Vascular Divisions



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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                CENTERPULSE LTD.



Date: June 12, 2002                             /s/ David S. Wise
                                                -----------------------------
                                                David S. Wise
                                                Authorized Representative



                                 EXHIBIT INDEX

Exhibit 99.1   News Release - Centerpulse to concentrate on core business aspects and plans to sell Cardiac and Vascular Divisions